Mail Stop 4-7

      June 13, 2005


Via U.S. Mail and Fax: (281) 388-5583
Philip J. Hawk
Chief Executive Officer
Team, Inc.
200 Hermann Drive
Alvin, Texas 77511


	RE:  	Team, Inc.
Amendment No. 1 to Form 10-K for the fiscal year ended
May 31, 2004
		Filed April 14, 2005

		Form 10-Q for the quarter ended February 28, 2005
		Filed April 15, 2005
      File No. 1-08604

Dear Mr. Hawk:

	We have reviewed your April 14, 2005 response letter and have the following comment. When responding to the comment, please be as detailed as necessary in your explanation. After reviewing the information provided in response to the comment, we may or may not raise additional comments.

      We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements, page 15

Footnote 1 - Summary of Significant Accounting Policies

Goodwill, page 21

1. Refer to your response to our prior comment 13.  We note that you
concluded that you can aggregate the components (Team Mechanical Services and Team Cooperheat-MQS) within the industrial services segment into one reporting unit. Further expand your response to show us how you applied the aggregation criteria in paragraph 17 of
SFAS 131 and demonstrate how you evaluated whether these
components
have similar economic characteristics. For your guidance, please refer to paragraphs 17 - 24 and 127 of SFAS 131 and EITF Topic D-101
`Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142`. To help us better understand your analysis and conclusion provide us with a copy of the report that the chief operating decision maker uses to allocate resources and assess performance. We may have further comments after the review of your response.


*	*	*	*

      As appropriate, please respond to our comments within 10 business days, or tell us when you will provide us with a response.
Please furnish a cover letter on EDGAR that keys your response to our comment and provides us with any requested information. Detailed cover letters greatly facilitate our review. Understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact David Walz, Staff Accountant, at (202) 551-
3358,
Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, or me with any questions.


      Sincerely,



      Larry Spirgel
								Assistant Director
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Philip J. Hawk
Team, Inc.
June 13, 2005
Page 1